UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_______________________________
IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                  CERTIFICATE
FILE NO. 70-6912                           PURSUANT TO RULE
         70-7049                           24
         70-7581

(Public Utility Holding Company
Act of 1935)
_______________________________



         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declarations of National Fuel Gas Company ("National"), as amended, in the above files, and pursuant to the Orders dated January 10, 1984 (File No. 70-6912), April 23, 1984 (File No. 70-6967), January 16, 1985 (File
No. 70-7049), May 1, 1987 (File No. 70-7369) December 28, 1988 (File
No. 70-7581), and March 5, 1993 (File No. 70-8111), of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period October 1, 1995 through December 31, 1995, exercised Incentive Stock Options ("ISO's") or Non-Qualified Stock Options ("NSO's") as identified below:

                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise


David F. Smith        ISO   3/27/89 $18.00     11/20/95      300      -0-
Ronald Tanski         NSO   1/6/87   19.78125  11/30/95    3,000      -0-
Dennis J. Seeley      NSO   1/6/87   19.78125  12/12/95    4,000      -0-
Ronald Tanski         ISO   3/27/89  18.00     12/14/95      530      289
David F. Smith        NSO   1/6/87   19.78125  12/14/95    6,000      -0-
Gerald T. Wehrlin     NSO   1/6/87   19.78125  12/20/95    4,576    2,692
Richard M. DiValerio  NSO   1/6/87   19.78125  12/20/95    6,000    3,529
Bernard J. Kennedy    NSO   1/6/87   19.78125  12/28/95   11,000      -0-



          These were the only exercises of options pursuant to the National Fuel Gas Company 1984 Stock Plan, the National Fuel Gas Company 1983 Incentive Stock Option Plan or the National Fuel Gas Company 1993 Award and Option Plan during the period October 1, 1995 - December 31, 1995.


         IN WITNESS WHEREOF, National has caused this Certificate to be executed this 4th day of January, 1996.


                                 By   /s/ Anna Marie Cellino
                                          Anna Marie Cellino
                                               Secretary